Exhibit 99.1

Itaú Corpbanca Files Material Event Notice: Placement of Bonds in the local market

SANTIAGO, Chile, March 27, 2023 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announce the settlement and placement of dematerialized and bearer bonds in the local market, charged to the Line of Bonds registered in the Securities Registry of the CMF, under No. 3/2022.

The specific conditions of placement were as follows:

- Series “DM” Bonds, Code BITADM0422, for a total amount of UF 2,500,000 (Unidades de Fomento), collecting the sum of CLP $ 86,726,281,180.- with a maturity date of October 9, 2031, at an average placement rate of 2.68%.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl